Exhibit 99.1

FOR IMMEDIATE RELEASE	Tuesday, May 23, 2017

CELESTICA ANNOUNCES EXECUTIVE LEADERSHIP CHANGE

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that Darren Myers, Chief Financial Officer, has made the decision to leave Celestica effective the end of July to pursue an opportunity in another industry.

Mandeep Chawla, Senior Vice President, Finance will immediately assume the role on an interim basis. The company will conduct a search for a permanent replacement that will include both internal and external candidates.

“I want to thank Darren for his significant contributions to Celestica’s success over the course of his career, including the last four and a half years as our Chief Financial Officer,” said Rob Mionis, President and Chief Executive Officer, Celestica. “Under Darren’s leadership, Celestica has made strong progress on its transformational journey to drive sustained profitable growth. I wish him continued success.”

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from the forward-looking statements themselves.  For those statements, we claim the protection of the safe harbor for forward looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities laws. Forward-looking statements are not guarantees of future actions, events or outcomes. You should understand that the risks, uncertainties and factors which are identified in our various public filings at www.sedar.com and www.sec.gov could affect our future actions, events and outcomes and could cause them to differ materially from those expressed in such forward-looking statements.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com